August 9, 2018

Richard Contreras
Chief Financial Officer
Fresh Del Monte Produce Inc.
241 Sevilla Avenue
Coral Gables, Florida 33134

       Re: Fresh Del Monte Produce Company Inc.
           Form 10-K for Fiscal Year Ended December 29, 2017
           Form 10-Q for the Quarter Ended June 29, 2018
           Form 8-K furnished July 31, 2018
           File No. 333-07708

Dear Mr. Contreras:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 29, 2018

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. We note your disaggregated revenue disclosures of revenue by product and by geographic region in Note 16. Tell us your consideration for disclosing further disaggregation of revenue for other fresh produce similar to the table disclosed on page 4 of your 10-K for the Fiscal Year Ended December 29, 2017 and in your earnings releases furnished on
      Form 8-K.
 Richard Contreras
Fresh Del Monte Produce Inc.
August 9, 2018
Page 2
2. Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your products.
Note 5. Acquisitions, page 10

3. We note your acquisition of Mann Packing Company Inc. and Subsidiaries and your disclosure that it will expand your fresh-cut vegetable and prepared product offerings in
         North America and allow you to diversify your business, leverage your distribution network and infrastructure and increase your market reach. Additionally, you stated the transaction is expected to provide synergies, enhancing your ability to better serve your combined customers' needs for healthier products. Given the magnitude of the amount of goodwill recognized, please explain further the specific synergies you identified, relative magnitude of each, and consideration for including such discussion in your disclosures.
         Also, please explain to us in performing the purchase price allocation, how you evaluated the purchase for the existence of any other intangible assets.
Form 8-K furnished July 31, 2018

Exhibit 99.1 Press Release Dated July 31, 2018, page 2

4. We note that you present the non-GAAP financial measures, comparable operating income, comparable net income, and comparable earnings per diluted share. However, we note that on page 2, you only reconcile comparable earnings per diluted share to reported earnings per diluted share. Please revise to include a reconciliation of each of the non-
         GAAP measures to the most comparable GAAP measure, as required under Item
         100(a)(2) of Regulation G and Item 10(e)(i) of Regulation S-K. Also, please consider revising the titles of your non-GAAP measures as they appear confusingly similar to titles or descriptions used for GAAP financial measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 if you have any questions.



FirstName LastNameRichard Contreras                           Sincerely,
Comapany NameFresh Del Monte Produce Inc.
                                                              Division of
Corporation Finance
August 9, 2018 Page 2                                         Office of
Transportation and Leisure
FirstName LastName